EXHIBIT 12

HealthSouth Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2003	2002	2001	2000
		(in thousands)
COMPUTATIONS OF EARNINGS:
Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(415,100)	$(320,858)	$(146,912)	$(394,496)
Fixed Charges	274,314	255,774	311,400	290,838
Distributed income of equity investees	8,117	9,821	13,649	14,505
Interest Capitalized	(5,871)	(738)	(14)

Total Earnings	$(138,540)	$(56,001)	$178,123	$(89,153)

COMPUTATION OF FIXED CHARGES:
Interest Expensed and Capitalized	$274,314	$255,774	$311,400	$290,838

Total Fixed Charges	$274,314	$255,774	$311,400	$290,838
RATIO OF EARNINGS TO FIXED CHARGES	(0.51)	(0.22)	0.57	(0.31)

For the years ending December 31, 2003, 2002, 2001, and 2000, the Company had an earnings-to-fixed charges coverage deficiency of approximately $413 million, $312 million, $133 million, and $380 million, respectively.